UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended December 31, 2024

OR

 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-13292

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

McGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McGRATH RENTCORP

5700 Las Positas Road

Livermore, California 94551-7800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

McGrath RentCorp Employee Stock Ownership and 401(k) Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental schedule, Schedule of Assets (Held at End of Year) as of December 31, 2024, (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2011.

Philadelphia, Pennsylvania
June 4, 2025

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments at fair value	129,497,421	$118,635,783

Receivables:
Employer contributions	3,217,237	3,054,102
Notes receivable from participants	2,424,969	1,954,979
Dividends and other	110,803	116,003
Total receivables	5,753,009	5,125,084

Total assets	135,250,430	123,760,867

Liabilities
Accrued expenses	877	28,483
Other liabilities	229,525	0
Total liabilities	230,402	28,483

Net assets available for benefits	$135,020,028	$123,732,384

The accompanying notes are an integral part of these financial statements.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2024
Additions to Net Assets
Contributions:
Participants deferral contributions	$6,856,286
Participants rollover contributions	1,480,887
Employer contributions	3,217,237
Total contributions	11,554,410

Investment income:
Net appreciation in fair value of investments	10,711,286
Dividends and interest income	559,066
Total investment income	11,270,352

Interest income on notes receivable from participants	143,961

Total additions to net assets	22,968,723

Deductions from Net Assets
Benefits paid to participants	11,586,723
Administrative fees	94,356
Total deductions from net assets	11,681,079

Net increase in net assets available for benefits	11,287,644

Net assets available for benefits, at beginning of year	123,732,384

Net assets available for benefits, at end of year	$135,020,028

The accompanying notes are an integral part of this financial statement.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the “KSOP” or “Plan”) provides only general information. Participants should refer to the KSOP plan document for a more complete description of the KSOP’s provisions.

General

The KSOP is intended to qualify as an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code (the “Code”), a stock bonus plan under Section 401(a) of the Code and a cash or deferred plan under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

McGrath RentCorp (the “Company”) created a trust to hold Plan assets, effective August 1, 2012, and appointed Charles Schwab Bank as the Trustee of that trust. Schwab Retirement Plan Services serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

The Plan documents provide for the ability for the Plan to borrow, with a portion of the Company shares held by the Plan used as collateral. There have been no borrowings in the past and the Company’s Board of Directors currently has no plans to undertake such a transaction.

Significant provisions and amendments to the Plan are summarized in these Notes to Financial Statements.

Administration of the Plan

The KSOP’s assets are held by the Trustee of the KSOP. All contributions are held by the Trustee, which invests cash received, interest and dividend income per the instruction from participants and makes distributions to participants. The Company is designated as the Plan Administrator within the meaning of ERISA.

Eligibility

All employees of the Company and any affiliate which had adopted the KSOP who are 21 years or older and have at least two months of eligibility service for elective deferral contribution are eligible to participate in the KSOP except:

•
those included in a unit of employees covered by a collective bargaining agreement, if retirement benefits are subject of a good faith bargaining agreement, and if the collective bargaining agreement does not provide for participation in the Plan,
•
any leased employee and,
•
any employee who is a non-resident alien who receives no earned income which constitutes income from services provided in the United States.

Participant Accounts

The KSOP is a defined contribution plan under which a separate individual account is established for each participant. Each participant account is credited with the participants elective 401(k) contribution as well as an allocation of the Company’s contribution, earnings or losses related to the net assets in their accounts, and an allocation of forfeitures of terminated participants’ unvested accounts.

Contributions

Eligible employees may elect to defer a percentage of his or her pre-tax and after-tax compensation, not to exceed the statutory limit. Employees who have completed a minimum of 1,000 hours are also entitled to a Safe Harbor matching contribution, as defined in the Code, from the Company equal to 100% of the employee’s deferral into the KSOP, up to a maximum of 4% of the employee’s eligible compensation. The Company directs 50% of the Safe Harbor Match per participants investment instructions and 50% to the MGRC Unitized Stock Fund with the option to transfer such amounts as the participant directs after it is contributed. The Company may also make additional discretionary contributions, which, if made, are allocated based on the units held by each eligible participant. For this purpose, a participant is considered to have one unit for each $1,000 of compensation during the plan year plus two units for each year of service. Highly compensated employees do not receive unit credit for any years of service. Trust income or loss is allocated based on the respective account balances of participants. There were no discretionary contributions to the plan in 2024.

Vesting

A participant receives one year of credited service for vesting purposes at the end of each Plan year in which he or she completes 1,000 hours of service, starting with their first hour of employment, and regardless of whether or not he or she completes twelve months of service during the first year. A participant’s account balance is 100 percent vested upon death, disability, or normal retirement (age 65). A participant is always fully (100 percent) vested in his or her salary reduction contributions, employer Safe Harbor matching contributions, and rollover contributions, plus actual earnings thereon. In the event the Company elects to make a discretionary non-elective contribution, the participant vests in his or her contributions over a six year graded vesting schedule as follows:

Years of Credited Service	Vesting Percentage
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 or more years	100%

The vesting schedule will be accelerated and the Company’s contributions and KSOP allocations will be modified if the KSOP becomes a “top heavy plan” under the Code.

Forfeitures

Any forfeited KSOP benefits are allocated in the same manner as the Company’s contributions among the accounts of participants who remain employed throughout the year and have worked a minimum number of hours or whose employment has terminated due to death, disability or normal retirement during that year. Forfeitures can be used to pay plan administrative expenses, reduce employer contributions, or increase benefits to participants.

There were no forfeitures of common stock and cash for the year ended December 31, 2024. Forfeiture funds were not used in the 2024 plan year, the balance of unallocated forfeitures at December 31, 2024 and 2023 was $47,910 and $44,333, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loan terms generally range from one to five years, but can be up to 15 years for the purchase of a principal residence. Loans are issued at a fixed interest rate, which is the prevailing rate for a similar loan at the time of issuance. A participant may not have more than three loans outstanding at any time. The loans are secured by the balance in the participant’s account. A participant’s account is charged monthly interest on each outstanding loan balance. Principal and interest is paid ratably through payroll deductions. Upon termination of employment, all loans will immediately become payable. If a loan is not repaid within a reasonable time following termination of employment, the loan will be recorded as a distribution against the participant’s vested account balance.

Payment of Benefits

In the event of a termination of service due to death, disability or retirement, benefits become payable. Benefits are normally paid in the form of a periodic distribution or, if the participant so elects, in a lump sum. For account balances below $5,000, a lump sum may be paid out without regard to the participant’s election. Distributions are made in cash or, if the participant elects, in the form of Company common stock.

The Company has determined that cash dividends paid by the Company on shares of the Company’s Common Stock held by the KSOP’s McGrath RentCorp Unitized Stock Fund (the “Unitized Stock Fund”) are to be paid out to the participants. The Company has the right to revoke this decision at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account through his or her holdings in the Unitized Stock Fund and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote any unallocated shares held by the KSOP and any allocated shares for which instructions have not been given by a participant in the same proportion as the shares for which voting instructions have been received, subject to the power, responsibility and obligation of the Plan Administrator to direct the Trustee to act with respect to the voting of such shares in a different manner, if the Plan Administrator determines that such action is consistent with and/or required by its fiduciary obligations under ERISA.

Plan Termination

Although the KSOP is intended to be permanent in nature, the Company may terminate the KSOP at its discretion, subject to the provisions of ERISA. If the KSOP is terminated, participants will become fully vested in their accounts.

Diversification

Each participant is permitted to direct any contributions made to their account to be invested in investment options available under the Plan. Participants are not subject to any restrictions, holding periods or otherwise, when moving assets.

Put Option

For so long as the Company’s shares are readily tradable on an established market, the Company shall not be required to provide the Participant or Beneficiary with an option to put the shares to the Company, in accordance with Section 409(h) of the Code.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the KSOP are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Investment and administrative costs charged by the Trustee totaling $112,091 for 2024 were paid from participant’s accounts. The Company pays all other administrative costs for the Plan.

NOTE 3 – CONCENTRATION OF RISK

The fair value of individual investments that represents 10% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2024	2023

McGrath RentCorp Unitized Stock Fund	$26,640,855	$30,249,579

NOTE 4 – FAIR VALUE MEASUREMENT

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value and establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the KSOP has the ability to access.
Level 2

Inputs to the valuation methodology include:

•
Quoted prices for similar assets or liabilities in active markets;
•
Quoted prices for identical or similar assets or liabilities in inactive markets;
•
Inputs other than quoted prices that are observable for the asset or liability;
•
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used by the Plan for assets measured at fair value. There have been no changes to the methodologies used as of December 31, 2024 and 2023.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are actively traded.

McGrath RentCorp Unitized Stock Fund (“Fund”)

The Fund consists of the Company’s common stock and short-term cash which provides liquidity for daily trading. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are held in a money market mutual fund and are valued at fair value based on the NAV per share. A market-based NAV per share is calculated on a periodic basis. Shares can be redeemed on a same day basis but only directly from the Fund. Such transactions do not constitute an active market.

Collective Investment Trusts

The Plan has investments in Collective Investment Trusts (CITs) managed by Northern Trust, T Rowe, MFS, Harbor Trust Company, Great Gray Trust, Metropolitan Life Insurance and Galliard Capital Management.

The CITs are valued at the NAV as provided by the administrators of the fund. The NAV is used as the practical expedient to estimate fair value. The NAV is based on the value of the underlying assets of the fund, less liabilities, and then divided by the number of units outstanding.

Brokerage Account

A participant-directed brokerage account allows an investor to buy or sell investments such as stocks, bonds, and mutual funds. The fair value of the brokerage account is the aggregation of the fair value of the underlying assets, all of which are actively traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023:

Assets at fair value as of December 31, 2024:

		Fair Value Measurement Unit
	Fair value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	12/31/2024	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$3,945,197	$3,945,197	$—	$—
McGrath RentCorp Unitized Stock Fund:
McGrath RentCorp Common Stock	26,105,823	26,105,823	—	—
Money Market Fund	535,032	—	535,032	—
Brokerage accounts	8,817,301	8,817,301	—	—
Total assets held in fair value hierarchy	39,403,353	$38,868,321	$535,032	$—
Collective investment trusts at NAV	90,094,068
Total	$129,497,421

Assets at fair value as of December 31, 2023:

		Fair Value Measurement Unit
	Fair value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	12/31/2023	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$8,123,602	$8,123,602	$—	$—
McGrath RentCorp Unitized Stock Fund:
McGrath RentCorp Common Stock	29,841,248	29,841,248	—	—
Money Market Fund	408,331	—	408,331	—
Brokerage accounts	5,715,124	5,715,124	—	—
Total assets held in fair value hierarchy	44,088,305	$43,679,974	$408,331	$—
Collective investment trusts at NAV	74,547,478
Total	$118,635,783

The following table presents the Plan’s investments with a reported NAV as a practical expedient at December 31, 2024 and 2023:

	2024	2023
Collective investment trust:
T Rowe Price Target-date Retirement Funds
Fair value	$43,564,550	$37,516,567
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	Daily	Daily
Northern Trust
Fair value	$18,257,353	$14,474,415
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	Daily	Daily
MFS Series Trust Fund
Fair value	$8,702,060	$8,124,115
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	Daily	Daily
Harbor Capital Appreciation
Fair value	$7,459,147	$6,149,300
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	Daily	Daily
Fidelity Institutional Asset Management
Fair value	$4,000,818	—
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	Daily	Daily
Galliard Stable Return Fund E
Fair value	$3,204,410	$1,987,700
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	Daily	Daily
Metlife
Fair value	$3,090,373	$4,550,589
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	60 Day	60 Day
Great Gray Trust Company, LLC
Fair value	$1,815,357	—
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	Daily	Daily
Wilmington Trust Europacgrth Collective Trust
Fair value	$ —	$1,744,792
Unfunded commitment	—	—
Redemption frequency (if currently eligible)	Daily	Daily
Redemption notice period	Daily	Daily

The T. Rowe Price Retirement Trust seeks to provide the highest total return over time consistent with an emphasis on both capital growth and income. The Trust invests in a diversified portfolio of other T. Rowe Price stock and bond trusts that represent various asset classes and sectors. The Trust’s allocation between T. Rowe Price stock and bond trusts will change over time in relation to its target retirement date.

Northern Trust S&P 500 Index Fund is maintained with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard & Poor’s 500 Composite Stock Price Index.

Northern Trust Aggregate Bond Index Fund is maintained with objective of providing investment results that approximate the overall performance of the Barclay’s U.S. Aggregate Bond Index.

Northern Trust All Country World ex-US Investable Market Index Fund is maintained with the objective of providing investment results that approximate the overall performance of the MSCI ACWI ex-US investable Market Index.

Northern Trust Extended Equity Market Index Fund is maintained with objective of providing investment results that approximate the overall performance of the common stocks included in Dow Jones U.S. Completion ex-LP Total Stock Market Index.

The MFS Value CI CT implements the same strategy as the MFS Value mutual fund, which is to seek capital appreciation by investing in high-quality, above-average businesses with an emphasis on cash flow projections, returns-based methodologies, and downside risk management in all market environments.

The MFS Mid Cap Value CIT implements the same strategy as the MFS Mid Cap Value mutual fund, which is to seek capital appreciation by investing in high-quality, above average businesses with durable business models, a history of strong capital stewardship, and reasonable valuations.

The MFS Mid Cap Growth CIT implements the same strategy as the MFS Mid Cap Growth mutual fund, which is to seek capital appreciation by investing in high-quality, above average businesses with cross-cycle growth characteristics and whose duration of growth potential is undervalued by the market

The Harbor Capital Appreciation CIT implements the same strategy as the Harbor Capital Appreciation mutual fund, which is to focus on the sustainability of growth and finding companies whose growth prospects are underappreciated by the market, both in duration and magnitude. The team looks for companies whose expected earnings growth, based on Jennison's own models, is at least 50% greater than consensus expectations.

Fidelity Institutional Asset Management (FIAM) Core Plus Com Pool CL I is a collective investment trust (CIT). This fund seeks income from a core exposure to investment-grade bonds and investments in extended plus sectors, such as high yield, emerging-market debt, leveraged loans, and high-yield commercial mortgage-backed securities (CMBS).

Galliard Stable Return Fund seeks to provide investors with a moderate level of stable income without principal volatility. The Fund is designed for investors seeking more income than money market funds without the price fluctuation of stock or bond funds.

MetLife Collective Investment Trust, through its investment in the group annuity contract and other investments, simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and portfolio of financial instruments that are owned by the issuer.

The Great Gray Trust EUROPACGRTH CT fund is a collective investment trust (CIT) that aims for long-term capital growth by investing in international equities. It is managed by Great Gray Trust Company, LLC and follows the MSCI ACWI Ex USA benchmark. The top sectors for investment include banks, semiconductors, software, aerospace & defense, and drug manufacturers. The fund also has a diverse geographical allocation, with investments in countries such as the United Kingdom, Japan, Germany, France, and Canada.

NOTE 5 – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a determination letter dated July 15, 2014, that the Plan is qualified, and the trust established under the KSOP is tax-exempt, under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and state taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan tax returns generally remain open for IRS audit for a period of three years from filing date.

NOTE 6 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Fund includes shares of common stock issued by the Company. During the year ended December 31, 2024, the Plan made purchases of $4,073,612, sales of $5,727,182 and dividends of $370,668 of McGrath RentCorp common stock on behalf of KSOP participants.

The KSOP also has notes receivable from participants, which qualify as party in interest transactions.

Officers or employees of the Company perform certain administrative functions for the KSOP. No officer or employee receives compensation from the Plan.

NOTE 7 – SUBSEQUENT EVENTS

The Plan has evaluated all other events or transactions occurring through June 4, 2025, the date the financial statements were issued and determined that there are no matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

SUPPLEMENTAL SCHEDULE

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

EIN 94-2579843

Plan Number 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2024

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	McGrath RentCorp Unitized Stock Fund:
	McGrath RentCorp Common Stock	Common 233,270 shares	$26,105,823
	Money Market Fund	Cash	$535,032
	Mutual Funds:
	Hartford Funds	HARTFORD INTL OPPOR HLS IA	$1,955,443
	Principal Funds	PRINCIPAL SMALLCAP GROWTH R6	$922,201
	Victory Capital	VICTORY SYC SMALL CO OPP R6	$1,067,553
	Collective Investment Trusts:
	Fidelity Institutional Asset Management	FIAM CORE PLUS COM POOL CL I	$4,000,818
	Galliard Capital Management	GALLIARD STABLE RETURN FUND E	$3,204,410
	Metropolitan Life Insurance Company	GG CIT III Metlife GAC 25554 J	$3,090,373
	Great Gray Trust Company, LLC	GREAT GRAY TR EUROPACGRTH CT	$1,815,357
	Harbor Funds	HARBOR CAPITAL APPREC CIT CL R	$7,459,147
	MFS Series Trust Fund	MFS LRG CAP VALUE FD CIT CL CT	$5,419,837
	MFS Series Trust Fund	MFS MID CAP GROWTH FUND CT	$1,071,002
	MFS Series Trust Fund	MFS MID CAP VALUE FUND CL CT	$2,211,221
	Northern Trust	NT CIT ACWI EX US IMI DC NL T4	$979,533
	Northern Trust	NT CIT AGGREGATE BD IDX NL T4	$1,797,586
	Northern Trust	NT CIT EXTND MKT IDX DC NL T4	$4,757,309
	Northern Trust	NT CIT S&P 500 INDEX DC NL T4	$10,722,925
	T. Rowe Price	TROWEPRICE RETRMNT 2005 TRST K	$180,323
	T. Rowe Price	TROWEPRICE RETRMNT 2010 TRST K	$115,511
	T. Rowe Price	TROWEPRICE RETRMNT 2015 TRST K	$433,717
	T. Rowe Price	TROWEPRICE RETRMNT 2020 TRST K	$1,925,560
	T. Rowe Price	TROWEPRICE RETRMNT 2025 TRST K	$8,264,751
	T. Rowe Price	TROWEPRICE RETRMNT 2030 TRST K	$8,634,679
	T. Rowe Price	TROWEPRICE RETRMNT 2035 TRST K	$9,692,408
	T Rowe Price	TROWEPRICE RETRMNT 2040 TRST K	$8,265,150
	T Rowe Price	TROWEPRICE RETRMNT 2045 TRST K	$3,054,913
	T Rowe Price	TROWEPRICE RETRMNT 2050 TRST K	$1,309,246
	T Rowe Price	TROWEPRICE RETRMNT 2055 TRST K	$787,726
	T Rowe Price	TROWEPRICE RETRMNT 2060 TRST K	$267,269
	T Rowe Price	TROWEPRICE RETRMNT 2065 TRST K	$139,088
	T Rowe Price	TROWEPRICE RETRMNT BAL TRST K	$494,209
	Brokerage Accounts:
*	Self Directed Brokerage Accounts	Various investments including common stocks, mutual funds, money market funds and unit investment trusts	$8,817,301
	Total investments at fair value		$129,497,421
	Notes Receivable from Participants	Interest rates ranging from 3.25% to 9.00% per annum with terms of up to 15 years.	$2,424,969

* Column (d), Cost, has been omitted as all investments are participant directed.

Exhibit

Number	Exhibit Title
23	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 4, 2025

MCGRATH RENTCORP
EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

By:	/s/ Tara Wescott
Tara Wescott
Senior Vice President, Chief Human Resources Officer and Plan Administrator